DO 2/23/15

SECURI 15045214 SSION

SEC Mail Processing Section
FEB 23 2015
Washington DC
404

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52491

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aspen Equity Partners, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2828 N. Harwood Street, Suite 1700
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Young (214) 292-5055
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887 (Address) Austin (City) Texas (State) 78755 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TW 2/24/15

OATH OR AFFIRMATION

I, Michael Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aspen Equity Partners, LLC**, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SHERRI K. BRADY
MY COMMISSION EXPIRES
May 24, 2016

Signature

Managing Partner
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

BAUER
& COMPANY
audit & accounting services

Aspen Equity Partners, LLC

Financial Statements and Supplemental Schedules

December 31, 2014

ASPEN EQUITY PARTNERS, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2014

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Aspen Equity Partners, LLC:

We have audited the accompanying financial statements of Aspen Equity Partners, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Aspen Equity Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Aspen Equity Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1(Schedule I) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) (Schedule II) (collectively, the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of Aspen Equity Partners, LLC's financial statements. The Supplemental Information is the responsibility of Aspen Equity Partners, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 17, 2015

ASPEN EQUITY PARTNERS, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	3,624
Clearing deposit		225,000
Receivable from clearing broker dealer		53,484
Investments, fair value		101,588
Total assets	$	383,696
Liabilities and Members' Equity		
Liabilities		
Commission payables	$	38,369
Due to broker dealer		176,868
Accrued expenses and other liabilities		22,402
Total liabilities		237,639
Members' equity		146,057
Total liabilities and members' equity	$	383,696

See notes to the financial statements and report of independent registered public accounting firm.

ASPEN EQUITY PARTNERS, LLC
Statement of Operations
For the Year Ended December 31, 2014

Revenues:		
Commission	$	733,986
Investment banking income		57,500
Other		11,918
Total revenues		803,404
Operating expenses:		
Rent and technology services, related party		53,165
Officer compensation		76,500
Commission		471,301
Professional fees		10,515
Licensing and other fees		15,830
Clearing		155,410
General and administrative		96,165
Total operating expenses		878,886
Net loss before income taxes		(75,482)
Income tax expense		-
Net loss	$	(75,482)

See notes to the financial statements and report of independent registered public accounting firm.

ASPEN EQUITY PARTNERS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

	Contributed Capital	Retained Deficit	Total
Balance at December 31, 2013	$ 335,000	$ (106,461)	$ 228,539
Capital distribution	(22,000)	-	(22,000)
Capital contribution	15,000	-	15,000
Net Loss	-	(75,482)	(75,482)
Balance at December 31, 2014	$ 328,000	$ (181,943)	$ 146,057

See notes to the financial statements and report of independent registered public accounting firm.

ASPEN EQUITY PARTNERS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(75,482)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Changes in assets and liabilities:		
Receivable from clearing broker dealer		11,895
Investments, fair value		133,872
Commission payables		(6,938)
Due to broker dealer		(78,688)
Accrued expenses and other liabilities		15,201
Net cash used in operating activities		(140)
Cash flows from investing activities:		
Repayment of related party receivable, net		5,674
Net cash provided by investing activities		5,674
Cash flows from financing activities:		
Capital contribution		15,000
Capital distribution		(22,000)
Net cash used in financing activities		(7,000)
Net decrease in cash		(1,466)
Cash and cash equivalents at beginning of year		5,090
Cash and cash equivalents at end of year	$	3,624
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and report of independent registered public accounting firm.

ASPEN EQUITY PARTNERS, LLC
Notes to the Financial Statements
December 31, 2014

Note 1 - Nature of Business
Aspen Equity Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in full service broker dealer activities and investment banking.

The Company is a Texas limited liability company, which commenced operations on March 20, 2000. On July 7, 2011, the Company underwent a change in control ("Recapitalization") from the previous wholly-owned member, Aspen Advisors, LP. Subsequent to the change in control, the Company has three members, AEP Group, LLC ("AEP Group"), Aspen Partners, Inc. ("Aspen") and PGL, Inc. ("PGL"). Aspen Advisors, LP no longer has any continuing right, title or interest in any assets or any continuing obligations as a member of the Company.

The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly, is exempt from the remaining provisions of that Rule.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Transaction Fees
Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from clearing broker. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Note 2 - Significant Accounting Policies (continued)

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

> Level 1 – quoted prices in active markets for identical assets and liabilities;
> Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
> Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash equivalents, clearing deposit, receivable from clearing broker dealer, investments, commission payables, due to broker dealer, and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2014, the Company's Texas franchise tax expense was not significant.

Management Review
The Company has evaluated subsequent events through February 17, 2015, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement

The members shall not be obligated to make any further capital contribution to the Company; and are not liable for any debts, obligations or liabilities of the Company, solely by reason of being such member or acting (or omitting to act) in such capacity or participating in the conduct of the business of the Company. A member may withdraw from the Company at any time in line with the member agreement.

The Company's profits and losses shall be allocated to each member in proportion to their membership percentage owned.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement (continued)

The Company's life is perpetual unless it is dissolved. The Company can be dissolved as a result of the following events: decision of the members to dissolve the Company; death, retirement, resignation, expulsion, bankruptcy or dissolution of a member, or the sale or disposition of all or substantially all of the Company's assets.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the Agreement, the remaining funds of the Company.

Note 4 - Fair Value Measurements

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2014:

Description	Quoted Prices For Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ 91,589	$ -	$ -	$ 91,589
Debt securities	-	9,999	-	9,999
Total Investments	$ 91,589	$ 9,999	$ -	$ 101,588

Note 5 - Clearing Deposit

The Company maintains a deposit account with First Southwest Company ("FSW") as part of the Company's contract for services. FSW requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open unhedged positions. As of December 31, 2014, cash of $225,000 has been maintained as a deposit.

Note 6 - Related Party Transactions

The Company rents office space from a related party on a month-by-month basis. Rent expense for the year ended December 31, 2014 was $36,000.

The Company paid certain service expenses to a related party during the year. These expenses for the year ended December 31, 2014 were $17,165.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $131,572 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was 1.81 to 1.

Note 8 – Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the customers of the Company fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. The risk associated with the indemnification clause is subject to the market volatility of the underlying securities for a period of up to three days. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Schedule I

ASPEN EQUITY PARTNERS, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2014

Total members' equity qualified for net capital	$	146,057
Deductions and/or charges		
Non-allowable assets:		-
Total deductions and/or charges		-
Net capital before haircuts on securities		146,057
Haircuts on securities		14,485
Net capital	$	131,572
Aggregate indebtedness		
Commission payables	$	38,369
Due to broker dealer		176,868
Accrued expenses and other liabilities		22,402
Total aggregate indebtedness	$	237,639
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 100,000
Net capital in excess of minimum requirement		$ 31,572
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$ 11,572
Ratio of aggregate indebtedness to net capital		1.81 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as reported by Aspen Equity Partners, LLC on Form X-17A-5 on January 12, 2015. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

Schedule II

ASPEN EQUITY PARTNERS, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See notes to the financial statements and report of independent registered public accounting firm.

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Aspen Equity Partners, LLC:

We have reviewed management's statements, included in the accompanying Aspen Equity Partners, LLC (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R.Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R Section 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 17, 2015

ASPEN
EQUITY PARTNERS, LLC

Michael A. Young
Managing Partner

February 4, 2015

Mr. Chris Bauer
Managing Partner
Team Bauer, LLC
5000 Plaza on the Lake #130
Austin, TX 78746

To the best of my knowledge, Aspen Equity Partners, LLC has met the specific exemption called upon under Rule 15c3-3(k) (2) (ii) that all customer transactions are cleared through FirstSouthwest on a fully disclosed basis for the period of June 1, 2014 to December 31, 2014 without exception.

Michael Young
Managing Partner

BAUER & COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Members of Aspen Equity Partners, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Aspen Equity Partners, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Aspen Equity Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Aspen Equity Partners, LLC's management is responsible for Aspen Equity Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 17, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2884*********************MIXED AADC 220
052491 FINRA DEC
ASPEN EQUITY PARTNERS LLC
2828 N HARWOOD ST STE 1700
DALLAS TX 75201-1509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1536

B. Less payment made with SIPC-6 filed (exclude interest) (895)

7/18/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 641

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 641

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 641

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aspen Equity Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 15th day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 803404
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	55183
Total additions	55183
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	19013
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	155410
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	69418
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	243841
2d. SIPC Net Operating Revenues	$ 614746
2e. General Assessment @ .0025	$ 1536

(to page 1, line 2.A.)